Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

August 28, 2009

BY EDGAR AND MESSENGER

Ms. Amanda Ravitz

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	Echo Global Logistics, Inc.
Registration Statement on Form S-1
Filed on April 30, 2008
Amendment No. 1 filed on June 9, 2008
Amendment No. 2 filed on June 27, 2008
Amendment No. 3 filed on August 4, 2008
Amendment No. 4 filed on July 24, 2009
Amendment No. 5 filed on August 26, 2009
File No. 333-150514

Dear Ms. Ravitz:

On behalf of Echo Global Logistics, Inc. (the “Company”), we submit this letter in order to advise the staff of the U.S. Securities and Exchange Commission (the “Staff”) of the following:

1.             Estimated Initial Offering Price Range.   Based on discussions between the Company and the underwriters, the Company expects the estimated initial offering price range will be between $6.50 and $7.50 per share, prior to giving effect to an anticipated reverse stock split to be effected prior to the offering.  The Company expects to reflect this estimated initial offering price range and the stock split in an amendment to its Registration Statement on Form S-1 (Registration No. 333-150514), to be filed before printing preliminary prospectuses and beginning the road show.

2.             Increase in Fair Market Value Since Last Option Grants.  The Company believes that the per share fair value of its option grants increased from $3.47 as of June 30, 2009 to $7.00, the pre-split midpoint of the estimated initial offering price range, as a result of the following developments, among others:

•                  The Company’s revenue increased by $11.2 million, or 22.9%, to $60.3 million during the three months ended June 30, 2009 from $49.1 million during the three months ended March 31, 2009. This revenue increase followed two consecutive quarters of revenue declines;

•                  The Company’s operating income increased by $1.2 million, or 988%, to $1.3 million during the three months ended June 30, 2009 from $0.1 million during the three months ended March 31, 2009. This increase in operating income followed two consecutive quarters of operating income declines;

•                  Since June 30, 2009, the probability of the Company’s initial public offering has increased, which would allow it to reduce its debt and continue to invest in its business;

•                  Since June 30, 2009, the Company has stopped applying a 5% lack of marketability discount to its enterprise value because the probability of its initial public offering has increased;

•                  On June 2, 2009, the Company acquired RayTrans Distribution Services, a non-asset based logistics provider with offices in Matteson, Illinois. As a result of the acquisition, the Company expanded its presence in the flatbed, over-sized, auto-haul and unrefrigerated, or dry-van, brokerage services. The Company also added approximately 400 transactional clients, which expands its customer base and presents opportunities to market its broader range of transportation management services;

•                  On July 15, 2009, the Company acquired Freight Management Inc., a non-asset based logistics provider with offices in Minnesota. As a result of the acquisition, the Company expanded its geographical presence and added 500 new transactional clients and 15 new sales agents;

•                  Since June 30, 2009, the Company has added new enterprise clients and new transactional clients; and

•                  Since June 30, 2009, the Company has added new sales representatives and new sales agents.

We advise the Staff that the methodologies applied by the underwriters in valuing the Company’s common stock for purposes of its initial public offering differ from those applied by the Company for purposes of determining the fair value of its common stock as a privately-held company. Consistent with historical market practice and as disclosed in the Company’s Registration Statement, the underwriters considered the Company’s historical performance, estimates of the business potential and earnings prospects of the Company and an assessment of the Company’s management in determining the estimated initial public offering price range.  The underwriters also considered the above factors in relation to current market valuations of publicly-held companies in related businesses and prevailing market conditions.

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If you have any questions regarding this letter, please call me at (312) 558-5924 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,

/s/ Matthew F. Bergmann

Matthew F. Bergmann

cc:	Claire Erlanger
Linda Cvrkel
Douglas R. Waggoner
David B. Menzel
Steven J. Gavin
Jeffrey S. Wright